February 6, 2008

VIA EDGAR and FACSIMILE (202.772.9368)

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc. Registration Statement on Form S-1 File No. 333-146851

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China Architectural Engineering, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on February 7, 2008, or as soon thereafter as possible.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Tran at (310) 552-5083 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

CHINA ARCHITECTURAL ENGINEERING, INC.

s/ Luo Ken Yi
By:	Luo Ken Yi
Title:	Chief Executive Officer

cc:	Edward M. Kelly, Esq., SEC Thomas J. Poletti, Esq., K&L Gates